Exhibit 99.2

THE VALENS COMPANY INC.

(THE “COMPANY”)

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (“SHAREHOLDERS”)

OF THE COMPANY (THE “MEETING”)

HELD ON TUESDAY, AUGUST 2, 2022

BY WAY OF LIVE AUDIO WEBCAST

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the matters voted upon and the outcome of voting at the Meeting are as follows:

1.	Election of Directors

Six of the nominees set forth in the management information circular of the Company dated July 5, 2022 (the “Circular”) were elected as directors of the Company by a vote held by electronic ballot in respect of each nominee as follows:1

Nominee	Votes For	%	Votes Withheld	%
Guy Beaudin	20,340,337	97.59%	502,671	2.41%
Andrew Cockwell	20,609,431	98.88%	233,577	1.12%
Karin A. McCaskill	20,007,288	95.99%	835,720	4.01%
Ashley McGrath	19,998,568	95.95%	844,440	4.05%
Tyler Robson	20,158,064	96.71%	684,943	3.29%
Drew Wolff	20,532,986	98.51%	310,022	1.49%

2.	Number of Directors

A resolution to fix the number of directors of the Company at seven was passed. The results of the vote were as follows:

Votes For	%	Votes Against	%
20,529,621	98.50%	313,387	1.50%

1 Although extensively vetted by the Nominating and Governance Committee of the Company and initially confirming her ability and interest to stand as a director nominee for election at the Meeting as disclosed in the Circular, immediately prior to the commencement of the Meeting, Aïda Moudachirou-Rébois advised the Company that due to unanticipated circumstances unrelated to the Company, she is precluded from serving and accordingly had to withdraw her consent. She was, therefore, not eligible to stand for election to the board of directors of the Company.

3.	Appointment of Auditor

A resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of Shareholders and authorizing the directors of the Company to fix the auditors’ remuneration was passed. The results of the vote were as follows:

Votes For	%	Votes Withheld	%
23,048,053	99.71%	67,373	0.29%